Exhibit 99.1

Nayax Appoints New Chief Information Officer

HERZLIYA, Israel, December 4, 2023 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, today announced that Moshe Shmaryahu recently joined the Nayax leadership team as Chief Information Officer. Mr. Shmaryahu will lead the company's information systems (IS) and Corporate IT, uniting the IT internal infrastructure and business applications under one roof to optimize the organization's systems and technology.

Moshe Shmaryahu, who began serving as Nayax's Chief Information Officer last month,  served for 11 years prior to this as Chief Operating Officer (COO), Senior Director of Operations and Infrastructure at the Union Bank of Israel, the sixth largest Israeli bank.  From 2009-2011, Mr. Shmaryahu served as COO, head of control and operation branch at Mamram, the Center of Computers and Information Systems, which is responsible for managing military software and computer infrastructure for the telecommunications and information technology unit of the Israel Defense Forces (IDF). Prior to this, he served as head of the development branch at LOTEM, the IDF technology and information system division, from 2006 to 2009, and at various other capacities for this unit since 1998. Mr. Shmaryahu also served as head of software training for software officers at the C4I national school of the IDF from 2005 to 2006. Mr. Shmaryahu holds a Bachelor of Science in Computer Science and Mathematics from Bar-Ilan University in Ramat Gan, and a Master of Business Administration from Ben Gurion University of the Negev in Be'er Sheva, Israel.

In his new role, Mr. Shmaryahu will report directly to the CEO, Yair Nechmad, and will be part of the leadership team. Both Corporate IT and IS functions will report directly to Mr. Shmaryahu.

"Moshe brings to Nayax vast experience in business, finance, CRM, business intelligence production and service center operations, system integrations following M&A and implementation of new methodologies. In addition, Moshe brings seasoned experience developing IT strategy and team leadership," said Yair Nechmad, CEO at Nayax. "We are confident that Moshe's valuable expertise will take Nayax to the next level in automation and IT infrastructure, as we continue to scale the business and expand our global footprint."

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID 19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; Moshe Shmaryahu's success as the Company's new Chief Information Officer; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants increase their revenue while decreasing their operational cost. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com